UNITED STATES

SECURITIES AND EXCHANGE COMMISISION

WASHINGTON, DC 20549

FORM 11-K/A

Amendment No. 1

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

COMMISSION FILE NUMBER 1-14756

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMEREN CORPORATION

SAVINGS INVESTMENT PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Ameren Corporation

1901 Chouteau Avenue

St. Louis, Missouri 63103

EXPLANATORY NOTE

This Amendment No. 1 on Form 11-K/A (the “Amendment”) is being filed by the Ameren Corporation Savings Investment Plan (the “Plan”) to amend its Annual Report on Form 11-K for the fiscal year ended December 31, 2020, as filed with the U.S. Securities and Exchange Commission on June 24, 2021 (the “Original Filing”). The sole purpose of this Amendment is to include Schedule G Part III - Nonexempt Transactions and update the Report of Independent Registered Public Accounting Firm dated June 24, 2021. The Report of Independent Registered Public Accounting Firm included in the Amendment is dated June 24, 2021, except for Schedule G, as to which the date is October 27, 2023. Other than the revisions to Schedule G Part III and the Report of Independent Registered Public Accounting Firm, no other items included in the Original Filing, including financial statements and footnotes, have been amended. Further, the Amendment does not purport to provide an update or a discussion of any other developments with respect to the Plan subsequent to the filing date of the Original Filing.

Ameren Corporation Savings Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2020 and 2019

*

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of the Ameren Corporation Savings Investment Plan

St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Ameren Corporation Savings Investment Plan (the “Plan”) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020 and Schedule G, Part III – Schedule of Nonexempt Transactions for the year ended December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of Ameren Corporation Savings Investment Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
Crowe LLP

We have served as the Plan’s auditor since 2014.

Oak Brook, Illinois

June 24, 2021, except for supplemental Schedule G, Part III - Schedule of Nonexempt Transactions, as to which the date is October 27, 2023.

Ameren Corporation

Savings Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019
Assets
Investments, at fair value	$2,667,860,978	$2,372,801,088
Investments, at contract value	321,003,883	289,817,950

Total investments	2,988,864,861	2,662,619,038

Cash	1	68,815

Receivables
Notes receivable from participants	33,994,821	35,354,528
Participant contributions	3,127,852	2,983,387
Employer contributions	623,687	520,380
Dividends and interest	315,588	472,218
Due from brokers for securities sold	9,034,431	5,383,142

Total receivables	47,096,379	44,713,655

Total assets	3,035,961,241	2,707,401,508

Liabilities
Accrued expenses	662,737	626,534
Due to brokers for securities purchased	9,475,458	2,119,021

Total liabilities	10,138,195	2,745,555

Net assets available for benefits	$3,025,823,046	$2,704,655,953

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2020 and 2019

	2020	2019

Additions:
Investment income
Interest and dividends	$20,377,636	$24,794,772
Net appreciation in fair value of investments	372,577,335	455,371,217

Total investment income	392,954,971	480,165,989

Interest on notes receivable from participants	1,841,308	1,775,255
Participant contributions	109,954,566	105,448,706
Employer contributions	37,612,346	34,939,878

Total additions	542,363,191	622,329,828

Deductions:
Benefits paid to participants	217,709,502	203,601,534
Administrative expenses	3,486,596	3,500,712

Total deductions	221,196,098	207,102,246

Net increase	321,167,093	415,227,582

Net assets available for benefits
Beginning of year	2,704,655,953	2,289,428,371

End of year	$3,025,823,046	$2,704,655,953

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2020 and 2019

1.	Description of the Plan

General

The following is a summary of the various provisions of the Ameren Corporation Savings Investment Plan (the “Plan”). Participants should refer to the Summary Plan Document for more complete information.

The Plan is a defined contribution plan. Its purpose is to provide employees eligible to participate (the “Participants”) of Ameren Corporation (the “Company”) and its wholly owned subsidiaries the opportunity to defer a portion of their compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and regulations of the Securities and Exchange Commission.

The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Ameren Administrative Committee has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company (“Fidelity”), as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and with the Trust and Administrative Agreement.

Participation

All regular full-time employees are eligible to participate upon employment, and part-time or temporary employees are eligible to participate upon completion of a year of service of at least 1,000 hours. Employees covered by a collective bargaining agreement (“CBA”) are eligible to participate only if the CBA provides for such participation.

If employees do not make an election, nor opt-out within 30 days of employment, they are automatically enrolled at a 6% pre-tax contribution rate, invested in a Target Date fund based upon the date at which the Participant is or will be age 65, and further enrolled in auto-escalation increasing their pre-tax contribution 1% annually, with no cap on the annual increases. Employees may opt-out or make alternative elections at any time.

Contributions

Each year, Participants may contribute up to 100% of eligible compensation, as defined in the Plan, and subject to annual limitations imposed by the Code.

The Company makes an Employer Basic Matching Contribution plus an Employer Additional Matching Contribution in an amount equal to a percent of the amount each Participant contributes to the Plan, up to a certain maximum percentage of the Participant’s compensation that he or she elects to contribute to the Plan each year. The amount of Company matching contribution depends on the Participant’s employment classification, and for contract employees is determined by the collective bargaining agreement with the specific union representing the Participants. The Company also makes true-up Employer Basic Matching Contributions for Participants who contribute the IRS maximum before the end of the year and, as a result, do not receive the full company match. The Employer Additional Matching Contributions are invested in the Ameren Stock Fund.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2020 and 2019

The Plan permits “catch-up” contributions for all employees age 50 and older. For eligible employees, the additional “catch-up” contribution is limited to $6,500 and $6,000 in 2020 and 2019, respectively. The Company does not match “catch-up” contributions.

Participants direct the investment of their contributions and the Employer Basic Matching Contributions to his or her account to any of the investment options available under the Plan, including Company stock. Contributions may be allocated to a single investment option or allocated in increments of one percent to any combination of investment options. Such elections may be changed daily. Although the Employer Additional Matching Contributions are invested in the Ameren Stock Fund, they may be immediately reallocated to other funds at the participants’ discretion.

Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate, by actual dollar or percentage in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

Participant Accounts

Each Participant’s account is credited with the Participant’s contributions and an allocation of (a) the Company’s contributions, and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on Participant contributions, eligible compensation, Participant account balances, or specific Participant transactions, as defined. The benefit to which the Participant is entitled is the benefit which can be provided from the Participant’s account. Each Participant directs the investment of his or her account to any of the investment options available under the Plan. Effective September 1, 2019, the Plan was amended to impose certain restrictions on participant directed investments into the Ameren Stock Fund.

Notes Receivable from Participants

The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or 50% of the vested amount in the Participant’s account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) each loan shall bear a reasonable interest rate as determined under policies established for the Plan and (5) such other rules and regulations as may be adopted by the Company. At December 31, 2020 and 2019, the interest rates on participant loans ranged from 4.00 percent to 10.50 percent.

Vesting

The amounts in Participants’ accounts, including Company contributions, are fully vested at all times.

Payment of Benefits

The total amount of a Participant’s account shall be distributed to the Participant according to one of the options as described in the Plan document and as elected by the Participant after termination of employment. All distributions shall be in the form of cash except that Participants may elect to have his or her interest in the Ameren Stock Fund distributed in shares of Ameren common stock. In compliance with the Setting Every Community Up for Retirement Enhancement (SECURE) Act, which was enacted in December 2019, the Company adopted the provision which affects

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2020 and 2019

distributions to former employees. Effective for Participants who turn age 70 1⁄2 after December 31, 2019, the Company will make required minimum distributions (“RMD”) no later than April 1 in the year after the participant reaches the age of 72. In compliance with the Coronavirus Aid, Relief, and Economic Security (CARES) Act, which was enacted in March 2020, the Company temporarily suspended RMDs for 2020.

Participants may withdraw certain basic contributions, rollover contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the Participant’s account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to Participants upon distribution pursuant to the rules provided for under the Plan and the Code.

The Plan also allows, at the discretion of the Company, participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of AmerenCIPS, to receive certain distributions prior to termination of employment.

Plan Termination

The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to Participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are presented at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value, as of December 31, 2020 and 2019. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

The Plan has direct investments in fully benefit-responsive investment contracts. Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2020 and 2019

benefit-responsive investment contracts because contract value is the amount Participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

Fees associated with administering the Plan are generally paid by the Plan. Trustee and recordkeeping fees are primarily paid via (1) flat dollar fees that are assessed to all Participants quarterly, and (2) fees accrued in investment funds that are separately-managed accounts (versus commingled funds). Also, revenue sharing payments that Fidelity receives from mutual funds are allocated to Participant accounts quarterly.

Risks and Uncertainties

Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. On January 30, 2020, COVID-19 was declared a Public Health Emergency of International Concern by the World Health Organization. As a result of the ongoing spread of COVID-19, economic uncertainties continue to arise, which can cause significant volatility in the markets. These disruptions could continue for a prolonged period of time or become more severe, which may negatively affect the financial results and cash flows of the Plan. The Company is continuing to monitor developments with respect to the global outbreak of COVID-19 and cannot predict the extent or duration of the outbreak or its ultimate financial impact on the Plan.

Concentrations

Company common stock comprised 11% and 13% of investments at December 31, 2020 and 2019, respectively.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2020 and 2019

3.	Fair Value Measurements

The authoritative guidance issued by the Financial Accounting Standards Board (the “FASB”) regarding fair value measurement provides a framework for measuring fair value for all assets and liabilities that are measured and reported at fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation, were used in the valuation process. Inputs to valuation can be readily observable, market corroborated, or unobservable. Valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs were used. The provisions also establish a fair value hierarchy that prioritizes the inputs used to measure fair value. All financial assets and liabilities carried at fair value were classified in one of the following three hierarchy levels:

Level 1: Inputs based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the reporting date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

The Plan does not hold any investments requiring Level 3 measurements, and there have not been any transfers between measurement input levels in 2020 or 2019.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during 2020.

•	Common stocks: Valued at the closing price reported on the active markets on which the individual securities are traded (Level 1 inputs).

•

Collective trust funds: The fair values of participation units held in collective trusts are based on the net asset value (“NAV”) reported by the fund managers as of the financial statement dates and recent transaction prices. Under ordinary market conditions, redemptions of investments in collective trusts are permitted daily and are executed at NAV as a practical expedient. The

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2020 and 2019

objective of the SSGA Short Term Investment Fund (value of $7,292,977 at December 31, 2020 and $5,063,269 at December 31, 2019) is to provide safety of principal, daily liquidity, and a competitive yield over the long term. The fund is invested in corporate bonds & notes, U.S. government agency obligations, short term instruments, and repurchase agreements. Units are typically purchased and redeemed at a constant NAV of $1.00 per unit. In the event that a significant disparity develops between the constant NAV and the fair value-based NAV, the fund trustee has the sole discretion to direct that the units be issued or redeemed at the fair value-based NAV until the disparity is deemed to be immaterial.

•

Mutual funds: Valued at the daily closing price as reported by the fund (Level 1 inputs). Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2020:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Measured at Net Asset Value as a Practical Expedient (a)	Total
Assets
Common stocks-Plan sponsor stock	$331,644,311	$—	$—	$331,644,311
Common stocks-other than Plan sponsor stock	395,382,087	—	—	395,382,087
Collective trust funds	—	—	1,681,624,551	1,681,624,551
Mutual funds	259,210,029	—	—	259,210,029

Total assets reported at fair value	$986,236,427	$—	$1,681,624,551	$2,667,860,978

(a)

In accordance with accounting guidance, certain investments measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amount measured at NAV presented in this table is intended to permit reconciliation of the fair value hierarchy to the investments at fair value presented in the statement of net assets available for benefits.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2020 and 2019

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2019:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Measured at Net Asset Value as a Practical Expedient (a)	Total
Assets
Common stocks-Plan sponsor stock	$340,199,808	$—	$—	$340,199,808
Common stocks-other than Plan sponsor stock	339,123,849	—	—	339,123,849
Collective trust funds	—	—	1,478,897,102	1,478,897,102
Mutual funds	214,580,329	—	—	214,580,329

Total assets reported at fair value	$893,903,986	$—	$1,478,897,102	$2,372,801,088

(a)

In accordance with accounting guidance, certain investments measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amount measured at NAV presented in this table is intended to permit reconciliation of the fair value hierarchy to the investments at fair value presented in the statement of net assets available for benefits.

4.	Fully Benefit-Responsive Investment Contracts

The Plan holds investments in a separately-managed stable value account that is managed by Galliard Capital Management. The separately-managed account holds (1) an investment in the Wells Fargo/BlackRock Short Term Investment Fund, and (2) a portfolio of investment contracts, valued at $321,003,883 at December 31, 2020. The separately-managed account held (1) an investment in the Wells Fargo/BlackRock Short Term Investment Fund, (2) a portfolio of synthetic guaranteed investment contracts valued at $221,442,234, and (3) a separate account holding guaranteed investment contracts valued at $68,375,716, at December 31, 2019. The investment contracts meet the fully benefit-responsive investment criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by Participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

The investment contracts (also referred to herein as “wrapper contracts”) are issued by the following insurance companies (also referred to herein as “contract issuer(s)”):

•	American General Life Insurance Company (“AGL”)

•	Transamerica Premier Life Insurance Company (“Transamerica”)

•	Voya Retirement Insurance and Annuity Company (“Voya”)

•	Massachusetts Mutual Life Insurance Company (“Mass Mutual”)

•	Metropolitan Life Insurance Company (“Met Life”)

As of December 31, 2020, the underlying investments of the AGL, Mass Mutual, Transamerica, Voya, and Met Life contracts are holdings in collective trust funds.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2020 and 2019

As of December 31, 2019, the underlying investments of the AGL, Mass Mutual, Transamerica, and Voya contracts were holdings in collective trust funds and, the underlying investments of Met Life contracts were holdings in commingled portfolios of fixed income securities, which were segregated from the insurance company’s general account assets. The segregation of these assets from the insurance company’s general account offers certain protections to mitigate the risk that these assets might be subject to creditor claims other than those of the separate account guaranteed investment contract owners. Effective July 19, 2019, a synthetic guaranteed investment contract with Prudential Insurance Company of America was terminated and replaced with the Transamerica contract.

The investment contracts include wrapper contracts, which are agreements for the contract issuer to make payments to the Plan under certain circumstances. The wrapper contracts typically include certain conditions and limitations on the underlying assets owned by the Plan. The wrapper contracts are designed to accrue interest based on crediting rates calculated under the terms of the wrapper contracts, and also provide a guarantee that the crediting rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance are passed through to the Plan through adjustments to future wrapper contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value of the underlying assets and the contract value. Crediting rates are reset at least quarterly.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party contract issuer’s ability to meet its financial obligations. The contract issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value. Investment contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of operations. These withdrawals may be paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; such events may include all or a portion of the following:

•	material amendments to the Plan’s structure or administration;

•	changes to the Plan’s competing investment options including the elimination of equity wash provisions;

•	complete or partial termination of the stable value account, including a merger with another investment account;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•

the redemption of all or a portion of the stable value account held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a Plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the stable value account or participating plans;

•	the delivery of any communication to Participants designed to influence a Participant’s decision to stop investing in this investment option; and

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2020 and 2019

•	the addition of an Asset Allocation or Managed Account service without prior approval of the contract issuer, or a material change in such service.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value on behalf of the Participants.

These investment contracts are evergreen contracts and contain termination provisions, allowing the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the investment contract if the contract value or the fair value of the underlying portfolio equals zero. The contract issuer is obligated to pay the excess contract value when the fair value is below contract value at the time of termination and termination was caused by certain events including fraud or misconduct related to the investment contracts, such as material misrepresentations. In addition, if the Plan defaults in its obligations under the investment contract (including the contract issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the investment contract, then the investment contract may be terminated by the contract issuer and the Plan will receive the fair value as of the date of termination.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2020 and 2019

5.	Transactions with Parties-in-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2020, the Plan held 4,248,582 shares of Company common stock with a cost and fair value of $200,273,215 and $331,644,311, respectively. During 2020, the Plan purchased 194,005 shares at a cost of $14,549,836 and sold 375,108 shares valued at $30,078,581.

At December 31, 2019, the Plan held 4,429,685 shares of Company common stock with a cost and fair value of $203,080,936 and $340,199,808, respectively. During 2019, the Plan purchased 424,595 shares at a cost of $30,789,037 and sold 649,343 shares valued at $47,491,507.

Dividend income from Company common stock was $8,541,913 and $8,622,071 for the years ended December 31, 2020 and December 31, 2019, respectively.

At December 31, 2020 and December 31, 2019, the Plan held shares in the Fidelity Institutional Money Market Government Portfolio. This portfolio is managed by the Trustee, and therefore, qualifies as party-in-interest transactions. Notes receivable from Participants also reflect party-in-interest transactions.

Fees paid by the Plan to the Trustee for recordkeeping, trust services, and advisory services were $1,482,653 and $1,443,432 for the years ended December 31, 2020 and December 31, 2019, respectively.

Fees paid to and investments issued by various Plan investment managers or affiliates of Plan investment managers also reflect party-in-interest transactions.

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2020 and 2019

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2020 and 2019:

	2020	2019

Net assets available for benefits per the financial statements	$3,025,823,046	$2,704,655,953
Amounts allocated to deemed distributions of notes receivable from Participants	(1,899,760)	(1,736,193)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	13,268,753	3,683,181

Net assets available for benefits per the Form 5500	$3,037,192,039	$2,706,602,941

Deemed distributions of notes receivable from Participants, resulting from defaults of notes receivable from Participants, are no longer considered assets of the Plan with respect to Form 5500 filings.

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2020:

Net increase in net assets available for benefits per the financial statements	$321,167,093
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the current year-end	13,268,753
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the prior year-end	(3,683,181)
Less: Net increase in defaulted notes receivable from Participants	(35,009)
Less: Interest income of defaulted notes receivable from Participants	(128,558)

Total net income per the Form 5500	$330,589,098

7.	Federal Income Tax Status

The Company obtained a determination letter dated January 12, 2018, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving this determination letter, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2020 and 2019

8.	Subsequent Events

In compliance with the SECURE Act, the Company adopted the provision which affects the eligibility of part-time employees to participate in salary deferrals under the Plan. Effective January 1, 2021, the Plan allows part-time employees to participate in the Plan if they complete three consecutive 12-month periods, each with at least 500 hours of service. In order to determine eligibility, the Company began tracking hours on January 1, 2021. Twelve month periods beginning before January 1, 2021 are not taken into account.

Ameren Corporation Savings Investment Plan

SCHEDULE G, PART III - Schedule of Nonexempt Transactions

For the year ended December 31, 2020

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transaction including maturity date, rate of interest, collateral, par or maturity value	Current value of asset	Net gain (loss) on each transaction
Fidelity Investments Institutional	Service Provider	Excess compensation paid for recordkeeping services for 2020 plan year was $281,460 - VFCP filed	$281,460	$77,310

1

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2020

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Interest-bearing Cash
	State Street Global Advisors	SSGA Short Term Investment Fund	$7,292,976.52	$7,292,976.52

	Total Interest-bearing Cash		7,292,976.52	7,292,976.52

	Mutual Funds
	American Funds Group	EuroPacific Growth Fund	118,111,476.15	175,433,039.74
*	Sands Capital Management	Touchstone Sands Capital Institutional Growth Fund	36,574,518.98	55,674,558.60
*	Pacific Investment Management Company	PIMCO Income Institutional Fund	25,034,363.97	25,509,470.41
*	Fidelity Management Trust Company	Fidelity Institutional Money Market Government Portfolio	2,592,960.67	2,592,960.67

	Total Mutual Funds		182,313,319.77	259,210,029.42

	Collective Investment Trusts
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index Retirement Fund O	103,829,964.82	111,542,760.55
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2025 Fund O	118,713,950.89	129,880,893.47
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2030 Fund O	102,855,206.02	114,564,905.10
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2035 Fund O	61,534,166.85	69,841,308.50
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2040 Fund O	61,931,282.74	71,422,082.35
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2045 Fund O	62,019,866.29	72,434,944.68
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2050 Fund O	57,142,163.00	67,066,751.01
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2055 Fund O	36,724,974.84	43,068,897.43
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2060 Fund O	9,899,709.60	11,490,380.88
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2065 Fund O	528,268.30	596,408.43
*	BlackRock Institutional Trust Company, N.A.	BlackRock Equity Index Fund F	325,498,007.15	375,856,472.98
*	BlackRock Institutional Trust Company, N.A.	BlackRock Russell 2500 Index Fund F	127,977,658.34	164,922,160.87
*	BlackRock Institutional Trust Company, N.A.	BlackRock MSCI ACWI ex-US IMI Index Fund F	48,655,118.23	57,647,785.05
*	BlackRock Institutional Trust Company, N.A.	BlackRock US Debt Index Fund F	72,700,381.99	72,644,631.42
*	BlackRock Institutional Trust Company, N.A.	BlackRock TIPS Bond Index Fund M	24,372,063.03	27,258,503.28
*	Wells Fargo Bank, N.A.	Wells Fargo Fixed Income Fund F	126,111,608.28	137,335,848.71
*	Wells Fargo Bank, N.A.	Wells Fargo Fixed Income Fund L	175,381,612.06	196,936,787.11
*	Wells Fargo Bank, N.A.	Wells Fargo/BlackRock Short Term Investment Fund	26,350,190.71	26,350,190.71
*	Robeco Trust Company	Boston Partners Large Cap Value Equity Fund E	81,611,422.73	116,706,721.91
*	Hand Benefits and Trust Company	Snyder Capital Small/Mid Cap Value Fund R1	47,018,375.81	64,514,616.56
*	Wellington Management Company LLP	Wellington CIF II Core Plus Bond Portfolio	72,262,949.22	76,521,158.50

	Total Collective Investment Trusts		1,743,118,940.90	2,008,604,209.50

	Common Stocks
*	Ameren Corporation	4,248,582 Shares	200,273,215.25	331,644,310.92
	SPOTIFY TECH SA	3,884 Shares	1,042,597.91	1,222,139.44
	TENCENT HLDGS LTD	15,197 Shares	793,017.61	1,105,599.91
	SHOPIFY INC CL A	1,974 Shares	1,057,091.52	2,234,469.30
	ATLASSIAN CORP PLC CLS A	3,769 Shares	727,043.85	881,456.03
	ADYEN BV	1,122 Shares	1,022,118.78	2,611,166.91
	ADOBE INC	5,923 Shares	613,400.20	2,962,210.76
	AIRBNB INC CLASS A	540 Shares	41,181.23	79,272.00
	ALPHABET INC CL C	1,878 Shares	1,337,357.72	3,290,030.64
	ALPHABET INC CL A	1,307 Shares	749,516.81	2,290,700.48
	AMAZON.COM INC	2,359 Shares	2,734,847.45	7,683,097.87
	AMERICAN TOWER CORP	4,723 Shares	980,246.98	1,060,124.58
	APPLE INC	39,719 Shares	1,361,967.19	5,270,314.11
	ASTRAZENECA PLC SPONS ADR	30,430 Shares	1,199,140.81	1,521,195.70
	CHIPOTLE MEXICAN GRILL IN	839 Shares	625,692.86	1,163,449.69
	COSTCO WHOLESALE CORP	5,021 Shares	809,032.66	1,891,812.38
	COUPA SOFTWARE INC	3,216 Shares	585,240.14	1,089,934.56
	DANAHER CORP	6,314 Shares	902,628.49	1,402,591.96
	DEXCOM INC	2,323 Shares	436,893.16	858,859.56
	EDWARDS LIFESCIENCES CORP	15,298 Shares	1,217,604.57	1,395,636.54
	FACEBOOK INC CL A	14,592 Shares	1,699,491.21	3,985,950.72
	GUARDANT HEALTH INC	2,281 Shares	187,695.42	293,975.28
	HOME DEPOT INC	6,818 Shares	1,087,418.98	1,810,997.16
	HUMANA INC	2,388 Shares	891,694.34	979,724.76
	INTUITIVE SURGICAL INC	1,618 Shares	917,385.29	1,323,685.80
	KERING UNSPONSORED ADR	23,679 Shares	1,223,293.90	1,715,543.55
	ESTEE LAUDER COS INC CL A	6,479 Shares	831,938.04	1,724,645.01
	LILLY (ELI) & CO	7,456 Shares	992,963.22	1,258,871.04
	LULULEMON ATHLETICA INC	6,242 Shares	1,207,915.72	2,172,403.26

1

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2020

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	MASTERCARD INC CL A	6,744 Shares	535,326.15	2,407,203.36
	MATCH GROUP INC	11,852 Shares	1,239,044.56	1,791,903.88
	MICROSOFT CORP	23,247 Shares	2,159,796.59	5,170,597.74
	NETFLIX INC	7,628 Shares	1,391,755.01	4,124,688.44
	NIKE INC CL B	20,329 Shares	1,226,213.66	2,875,943.63
	NVIDIA CORP	6,796 Shares	1,109,203.82	3,548,871.20
	PAYPAL HLDGS INC	12,135 Shares	1,394,360.67	2,842,017.00
	RINGCENTRAL INC CL A	3,180 Shares	905,167.58	1,205,124.60
	S&P GLOBAL INC	3,563 Shares	459,205.31	1,171,264.99
	SALESFORCE.COM INC	20,756 Shares	2,099,805.19	4,618,832.68
	SVCSNOW INC	1,194 Shares	300,600.27	657,213.42
	SNOWFLAKE INC CL A	2,287 Shares	749,587.32	643,561.80
	SPLUNK INC	7,132 Shares	469,279.93	1,211,655.48
	SQUARE INC CL A	7,136 Shares	1,261,141.19	1,553,079.04
	TJX COMPANIES INC NEW	17,365 Shares	1,141,535.88	1,185,855.85
	TELADOC HEALTH INC	8,146 Shares	1,552,015.84	1,628,874.16
	TESLA INC	11,325 Shares	1,369,166.65	7,991,712.75
	TRADE DESK INC	2,063 Shares	720,679.74	1,652,463.00
	TWILIO INC CLASS A	6,342 Shares	1,045,017.09	2,146,767.00
	UBER TECH INC	46,884 Shares	1,761,080.54	2,391,084.00
	UNION PACIFIC CORP	4,506 Shares	838,635.25	938,239.32
	VERTEX PHARMACEUTICALS IN	4,691 Shares	735,349.27	1,108,670.94
	VISA INC CL A	13,473 Shares	838,639.14	2,946,949.29
	WORKDAY INC CL A	7,343 Shares	912,781.62	1,759,456.23
	ADIENT PLC	34,552 Shares	1,556,590.56	1,201,373.04
	AERCAP HLDGS NV	54,093 Shares	1,702,562.44	2,465,558.94
	SUNCOR ENERGY INC	152,089 Shares	3,469,417.97	2,552,053.42
	LIBERTY GLOBAL PLC CL C	146,277 Shares	3,142,748.94	3,459,451.05
	AFFILIATED MANAGERS GRP I	16,014 Shares	2,056,262.84	1,628,623.80
	AIR LEASE CORP CL A	43,219 Shares	1,421,972.85	1,919,787.98
	ALLIANCE DATA SYS CORP	20,861 Shares	2,405,777.20	1,545,800.10
	AMERIPRISE FIN INC	20,866 Shares	2,271,799.19	4,054,889.78
	ARROW ELECTRONICS INC	27,860 Shares	1,949,421.21	2,710,778.00
	ASSURANT INC	19,387 Shares	1,802,239.56	2,640,897.14
	BERRY GLOBAL GROUP INC	52,783 Shares	1,826,523.41	2,965,876.77
	BROADCOM INC	9,916 Shares	1,944,165.50	4,341,720.60
	CELANESE CORP	34,816 Shares	2,720,283.17	4,523,991.04
	CENTENE CORP	65,329 Shares	3,960,922.47	3,921,699.87
	COMMSCOPE HLDG CO INC	60,395 Shares	1,379,063.39	809,293.00
	CONCENTRIX CORP	17,755 Shares	993,603.93	1,752,418.50
	CROWN HLDGS INC	42,090 Shares	2,319,800.15	4,217,418.00
	FLEX LTD	166,462 Shares	2,269,258.90	2,992,986.76
	DELL TECH INC CL C	57,109 Shares	2,237,393.92	4,185,518.61
	EOG RESOURCES INC	23,882 Shares	1,641,417.04	1,190,995.34
	GRACE W R & CO	24,385 Shares	1,126,619.85	1,336,785.70
	HCA HEALTHCARE INC	30,473 Shares	2,792,213.51	5,011,589.58
	HANESBRANDS INC	136,367 Shares	1,673,124.89	1,988,230.86
	LINCOLN NATIONAL CORP	67,798 Shares	2,925,549.56	3,410,917.38
	NRG ENERGY INC	77,979 Shares	2,773,416.10	2,928,111.45
	O-I GLASS INC	60,761 Shares	684,538.12	723,055.90
	QUANTA SVCS INC	48,351 Shares	1,693,149.24	3,482,239.02
	QURATE RETAIL INC	134,362 Shares	1,753,412.38	1,473,951.14
	SYNNEX CORP	17,698 Shares	992,405.84	1,441,325.12
	UNITED RENTALS INC	20,748 Shares	2,687,483.08	4,811,668.68
	UNIVAR INC	67,797 Shares	659,314.88	1,288,820.97
	WESTERN DIGITAL CORP	65,720 Shares	3,246,419.67	3,640,230.80
	WHIRLPOOL CORP	20,738 Shares	3,133,640.57	3,743,001.62
	XPO LOGISTICS INC	38,332 Shares	2,297,882.77	4,569,174.40
	ESSENT GROUP LTD	17,452 Shares	652,615.64	753,926.40
	NOMAD FOODS LTD	14,191 Shares	301,350.10	360,735.22
	INTL GAME TECH PLC	16,238 Shares	107,133.47	275,071.72
	NATIONAL ENERGY SVCS REUN	13,870 Shares	128,713.34	137,729.10
	ASSURED GUARANTY LTD	14,840 Shares	453,562.97	467,311.60
	JAZZ PHARMA PLC	2,388 Shares	355,597.72	394,139.40
	CENOVUS ENERGY INC	35,908 Shares	222,953.86	216,884.32

2

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2020

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	ICON PLC	2,501 Shares	359,916.70	487,644.98
	ACCO BRANDS CORP	33,362 Shares	389,756.12	281,908.90
	ABM INDU INC	13,245 Shares	429,231.60	501,190.80
	AGNC INVESTMENT CORP	20,908 Shares	357,428.79	326,164.80
	AES CORP	19,973 Shares	280,076.29	469,365.50
	ASGN INC	10,547 Shares	762,056.74	880,990.91
	AECOM	5,790 Shares	197,013.83	288,226.20
	AEGION CORP	12,571 Shares	244,179.79	238,723.29
	ALLEGHANY CORP DEL	790 Shares	478,154.41	476,915.10
	AMERICOLD REALTY TR	5,185 Shares	189,967.10	193,556.05
	ARES COMMERCIAL REAL ESTA	10,535 Shares	138,734.09	125,471.85
	ARROW ELECTRONICS INC	4,561 Shares	330,745.80	443,785.30
	ASSURANT INC	2,578 Shares	276,432.40	351,175.16
	AVANTOR INC	21,251 Shares	316,677.62	598,215.65
	BMC STK HLDGS INC	6,922 Shares	161,411.43	371,572.96
	BWX TECH INC	6,587 Shares	375,030.73	397,064.36
	BANKUNITED INC	10,308 Shares	360,030.20	358,512.24
	BELDEN INC	10,989 Shares	610,864.63	460,439.10
	BLACKSTONE MORTGAGE TR CL	8,244 Shares	256,511.64	226,957.32
	BOOZ ALLEN HAMILTON HLDG	2,808 Shares	156,893.44	244,801.44
	CDK GLOBAL INC	6,608 Shares	351,440.34	342,492.64
	CALLAWAY GOLF CO	1,631 Shares	32,088.83	39,160.31
	CENTERPOINT ENERGY INC	11,137 Shares	225,270.17	241,004.68
	CHAMPIONX CORP	42,167 Shares	511,220.89	645,155.10
	CHANGE HEALTHCARE INC	48,861 Shares	594,831.84	911,257.65
	COHERENT INC	1,958 Shares	300,391.81	293,739.16
	COLUMBIA BANKING SYS INC	4,540 Shares	165,466.15	162,986.00
	COMMSCOPE HLDG CO INC	20,178 Shares	352,705.71	270,385.20
	CONCENTRIX CORP	7,422 Shares	363,033.59	732,551.40
	FRESH DEL MONTE PRODUCE I	18,379 Shares	507,507.49	442,382.53
	COUSINS PROPERTIES INC	19,221 Shares	591,279.21	643,903.50
	COVANTA HLDGS CORP	13,762 Shares	120,268.60	180,695.06
	AMDOCS LTD	3,736 Shares	245,264.34	264,994.48
	CURTISS WRIGHT CORPORATIO	3,975 Shares	421,618.97	462,491.25
	DXC TECH CO	7,352 Shares	98,447.75	189,314.00
	WHITE MOUNTAINS INS GROUP	441 Shares	421,095.99	441,291.06
	FLEX LTD	18,448 Shares	212,700.48	331,695.04
	DIAMONDBACK ENERGY INC	12,423 Shares	681,208.27	601,273.20
	EVEREST REINSURANCE GROUP	1,711 Shares	392,087.63	400,527.99
	AXIS CAPITAL HLDGS LTD	5,444 Shares	297,170.54	274,323.16
	RENAISSANCERE HLDGS LTD	1,658 Shares	286,279.18	274,929.56
	EAST WEST BANCORP INC	6,175 Shares	335,133.33	313,134.25
	EMCOR GROUP INC	2,238 Shares	150,968.10	204,687.48
	ENERGIZER HLDGS INC	15,199 Shares	752,610.45	641,093.82
	ENERSYS INC	8,575 Shares	587,934.02	712,239.50
	ENVISTA HLDGS CORP	24,327 Shares	558,658.77	820,549.71
	EVERCORE INC A	6,514 Shares	474,911.64	714,194.96
	EVERTEC INC	9,977 Shares	290,540.37	392,295.64
	EXTENDED STAY AMERICA INC	13,416 Shares	184,375.17	198,690.96
	FMC CORP NEW	2,894 Shares	232,967.25	332,607.42
	FTI CONSULTING INC	5,488 Shares	470,659.07	613,119.36
	FEDERAL AGRI MTG NON VTG	2,138 Shares	151,596.28	158,746.50
	FIFTH THIRD BANCORP	7,053 Shares	118,248.56	194,451.21
	FIRST AMERICAN FIN CORP	6,424 Shares	301,462.53	331,671.12
	FIRST CITIZENS BANCSHARES	438 Shares	179,584.93	251,530.26
	FIRST HAWAIIAN INC	17,699 Shares	425,884.40	417,342.42
	FIRST HORIZON CORP	17,828 Shares	165,233.09	227,485.28
	FIRST MERCHANTS CORP	7,108 Shares	295,455.01	265,910.28
	FIRSTCASH INC	10,366 Shares	824,142.07	726,034.64
	FOOT LOCKER INC	12,848 Shares	424,648.14	519,573.12
	FRONTDOOR INC	11,874 Shares	458,746.75	596,193.54
	GENTEX CORP	15,234 Shares	351,416.31	516,889.62
	GLOBE LIFE INC	2,818 Shares	209,518.58	267,597.28
	GRAFTECH INTL LTD	27,975 Shares	261,029.27	298,213.50
	GRAPHIC PACKAGING HLDGS C	57,857 Shares	799,782.78	980,097.58

3

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2020

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	HALLIBURTON CO	20,519 Shares	204,664.06	387,809.10
	HANESBRANDS INC	14,408 Shares	127,067.52	210,068.64
	HANOVER INSURANCE GROUP I	1,560 Shares	185,545.24	182,395.20
	HARLEY-DAVIDSON INC	14,995 Shares	411,638.70	550,316.50
	HARSCO CORP	18,756 Shares	253,921.57	337,232.88
	HELMERICH & PAYNE INC	16,648 Shares	370,424.33	385,567.68
	HILLENBRAND INC	6,835 Shares	159,677.51	272,033.00
	HOWMET AEROSPACE INC	12,708 Shares	201,049.52	362,686.32
	HUNTINGTON BANCSHARES INC	71,139 Shares	767,365.65	898,485.57
	HUNTSMAN CORP	8,543 Shares	161,050.42	214,771.02
	INGEVITY CORP	5,753 Shares	238,460.64	435,674.69
	INSIGHT ENTERPRISES INC	7,824 Shares	404,926.62	595,328.16
	INTERDIGITAL INC	7,518 Shares	445,975.35	456,192.24
	JONES LANG LASALLE INC	1,630 Shares	162,670.49	241,843.10
	KAR AUCTION SVCS INC	26,815 Shares	546,575.33	499,027.15
	KEYCORP	15,022 Shares	236,610.18	246,511.02
	KORN FERRY	4,666 Shares	142,899.86	202,971.00
	LCI INDU	4,143 Shares	375,058.66	537,264.24
	LPL FINL HLDGS INC	5,405 Shares	365,759.76	563,309.10
	LANDSTAR SYS INC	1,180 Shares	132,787.30	158,898.80
	LITHIA MOTORS INC CL A	3,560 Shares	397,056.87	1,041,905.20
	STEVEN MADDEN LTD	15,606 Shares	496,667.04	551,203.92
	MASTEC INC	3,952 Shares	128,929.99	269,447.36
	MAXIMUS INC	1,572 Shares	104,765.44	115,054.68
	MINERALS TECH INC	2,789 Shares	185,075.56	173,252.68
	MOLINA HEALTHCARE INC	3,109 Shares	428,876.06	661,222.12
	MOSAIC CO NEW	20,555 Shares	411,905.63	472,970.55
	MR COOPER GROUP INC	16,026 Shares	143,596.73	497,286.78
	NCR CORP	16,631 Shares	412,315.88	624,826.67
	NMI HLDGS INC	10,717 Shares	213,427.98	242,740.05
	NATIONAL GEN HLDGS CORP	13,333 Shares	334,122.65	455,721.94
	NAVIENT CORP	61,651 Shares	641,778.95	605,412.82
	NEXSTAR MEDIA GROUP INC A	4,212 Shares	427,845.79	459,908.28
	ON SEMICONDUCTOR CORP	21,454 Shares	449,791.95	702,189.42
	OWENS CORNING INC	3,951 Shares	243,170.77	299,327.76
	PRA GROUP INC	7,555 Shares	299,724.31	299,631.30
	PPD INC	10,009 Shares	274,464.22	342,507.98
	PENNYMAC FIN SVCS INC	3,037 Shares	148,494.35	199,287.94
	PQ GROUP HLDGS INC	22,055 Shares	357,898.24	314,504.30
	PROASSURANCE CORPORATION	15,329 Shares	280,401.47	272,702.91
	QORVO INC	3,835 Shares	322,915.79	637,645.45
	R1 RCM INC	16,709 Shares	168,819.26	401,350.18
	RACKSPACE TECH INC	17,732 Shares	349,263.40	337,971.92
	REGIONS FIN CORP	19,295 Shares	280,911.31	311,035.40
	REINSURANCE GROUP OF AMER	3,013 Shares	370,330.86	349,206.70
	SL GREEN REALTY CORP REIT	2,078 Shares	172,405.06	123,807.24
	SLM CORP	101,837 Shares	1,048,953.25	1,261,760.43
	SALLY BEAUTY HLDGS INC	15,850 Shares	204,172.37	206,684.00
	SCHWEITZER-MAUDUIT INTL I	14,602 Shares	558,220.68	587,146.42
	SCIENCE APPLICATIONS INTL	9,028 Shares	704,301.07	854,409.92
	SKECHERS USA INC CL A	14,241 Shares	422,096.36	511,821.54
	SOTERA HEALTH CO	9,461 Shares	222,384.30	259,609.84
	SOUTH STATE CORP	3,273 Shares	277,776.36	236,637.90
	SPECTRUM BRANDS HLDGS INC	4,538 Shares	216,313.73	358,411.24
	SPIRIT RLTY CAP INC	5,713 Shares	218,628.07	229,491.21
	STANDARD MOTOR PRODUCTS I	3,306 Shares	156,987.68	133,760.76
	STARWOOD PROPERTY TR INC	19,373 Shares	400,151.10	373,898.90
	STEEL DYNAMICS INC	6,895 Shares	243,582.06	254,218.65
	STRIDE INC	8,814 Shares	199,444.06	187,121.22
	SYKES ENTERPRISES INC	5,804 Shares	174,890.70	218,636.68
	SYNOVUS FINANICAL CORP.	11,600 Shares	440,965.42	375,492.00
	SYNNEX CORP	7,420 Shares	366,796.06	604,284.80
	SYNEOS HEALTH INC	11,590 Shares	578,988.94	789,626.70
	TEMPUR SEALY INTL INC	10,358 Shares	128,011.91	279,666.00
	TEREX CORP	8,068 Shares	143,263.91	281,492.52

4

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2020

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	TEXTRON INC	6,432 Shares	268,579.05	310,858.56
	TOLL BROTHERS INC	4,394 Shares	161,340.67	191,007.18
	TTEC HLDGS INC	6,652 Shares	251,406.90	485,130.36
	ULTRA CLEAN HLDGS INC	11,831 Shares	226,621.34	368,535.65
	UMPQUA HLDGS CORP	17,237 Shares	285,457.83	260,968.18
	UNISYS CORP NEW	16,737 Shares	199,863.04	329,384.16
	UNIVERSAL CORP	8,433 Shares	457,499.08	409,928.13
	VALVOLINE INC	35,059 Shares	717,541.20	811,265.26
	VISTRA CORP	21,693 Shares	474,465.64	426,484.38
	WALKER & DUNLOP INC	9,291 Shares	528,966.83	854,957.82
	WESCO INTL INC	15,099 Shares	679,789.75	1,185,271.50
	WESTERN DIGITAL CORP	4,116 Shares	187,756.59	227,985.24
	WESTROCK CO	5,709 Shares	214,195.70	248,512.77
	WORLD FUEL SVCS CORP	21,958 Shares	527,391.27	684,211.28
	WYNDHAM DESTINATIONS INC	5,177 Shares	156,781.56	232,240.22
	YELP INC	11,555 Shares	360,388.88	377,501.85
	STERIS PLC	5,349 Shares	663,778.41	1,013,849.46
	FIRSTSVCS CORP	5,915 Shares	225,493.01	808,935.40
	HORIZON THERAPEUTICS PLC	23,523 Shares	456,301.64	1,720,707.45
	ABIOMED INC	2,129 Shares	525,077.20	690,221.80
	ACADIA HEALTHCARE CO INC	11,594 Shares	557,046.19	582,714.44
	ADVANCE AUTO PARTS INC	5,553 Shares	791,676.38	874,653.03
	ALARM.COM HLDGS INC	12,410 Shares	798,597.09	1,283,814.50
	AMEDISYS INC	3,950 Shares	490,732.13	1,158,653.50
	ARES MANAGEMENT CORP CL A	16,851 Shares	578,406.01	792,839.55
	ASPEN TECH	7,634 Shares	752,614.69	994,328.50
	AVALARA INC	6,773 Shares	452,308.73	1,116,799.97
	AXON ENTERPRISE INC	9,020 Shares	797,248.03	1,105,220.60
	BJS WHSL CLUB HLDGS INC	29,193 Shares	782,728.19	1,088,315.04
	BWX TECH INC	30,376 Shares	1,413,600.61	1,831,065.28
	BIO TECHNE CORP	3,658 Shares	1,007,620.69	1,161,597.90
	BLUEPRINT MEDICINES CORP	4,590 Shares	539,471.87	514,768.50
	BOOZ ALLEN HAMILTON HLDG	6,203 Shares	219,112.28	540,777.54
	BRIGHT HORIZONS FAMILY SO	5,872 Shares	690,390.00	1,015,797.28
	BRINKS CO	21,270 Shares	1,437,919.09	1,531,440.00
	BROOKS AUTOMATION INC	16,400 Shares	588,592.76	1,112,740.00
	BUILDERS FIRSTSOURCE	23,588 Shares	786,903.09	962,626.28
	BURLINGTON STORES INC	2,520 Shares	411,853.67	659,106.00
	CABLE ONE INC	525 Shares	427,859.23	1,169,553.00
	CAMECO CORP	59,878 Shares	453,478.57	802,365.20
	RITCHIE BROS AUCTIONEERS	18,582 Shares	656,513.39	1,292,378.10
	CREE INC	8,025 Shares	476,578.02	849,847.50
	CROWN HLDGS INC	15,270 Shares	951,085.70	1,530,054.00
	HELEN OF TROY LTD	4,780 Shares	954,389.53	1,062,068.20
	ENCOMPASS HEALTH CORP	19,893 Shares	1,072,018.63	1,644,952.17
	ENTEGRIS INC	7,576 Shares	389,039.14	728,053.60
	ETSY INC	10,325 Shares	503,114.32	1,836,920.75
	EURONET WORLDWIDE INC	8,150 Shares	768,608.48	1,181,098.00
	FIRSTCASH INC	8,799 Shares	521,743.61	616,281.96
	GENERAC HLDGS INC	4,097 Shares	452,055.26	931,698.77
	GODADDY INC CL A	11,526 Shares	823,570.68	956,081.70
	GRAND CANYON EDUCATION IN	18,041 Shares	1,534,226.90	1,679,797.51
	GUIDEWIRE SOFTWARE INC	4,759 Shares	553,284.56	612,626.07
	HALOZYME THERAPEUTICS INC	28,897 Shares	477,004.21	1,234,190.87
	HEALTHEQ INC	16,698 Shares	846,811.47	1,164,017.58
	HEICO CORP CL A	4,976 Shares	214,180.31	582,490.56
	INSMED INC	15,175 Shares	521,942.67	505,175.75
	INSPIRE MEDICAL SYS INC	2,780 Shares	549,821.01	522,890.20
	INSULET CORP	4,312 Shares	451,628.57	1,102,276.56
	iShares Trust: iShares Ru	1,790 Shares	162,024.47	183,743.50
	iShares Russell 2000 Grow	3,210 Shares	771,690.05	920,307.00
	J2 GLOBAL INC	7,984 Shares	575,907.40	779,956.96
	LIGAND PHARMACEUTICALS	8,198 Shares	813,483.54	815,291.10
	LINCOLN ELECTRIC HLDGS IN	4,863 Shares	331,804.23	565,323.75
	LIVE NATION ENTERTAINMENT	10,920 Shares	459,430.32	802,401.60

5

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2020

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	LIVERAMP HLDGS INC	13,016 Shares	740,318.17	952,641.04
	MARTIN MARIETTA MATERIALS	5,890 Shares	1,182,017.38	1,672,583.30
	MASIMO CORP	2,310 Shares	405,468.94	619,957.80
	MAXIMUS INC	5,590 Shares	375,550.16	409,132.10
	MERCURY SYS INC	15,777 Shares	1,234,890.86	1,389,322.62
	MERIT MEDICAL SYS INC	12,630 Shares	633,365.56	701,091.30
	MONGODB INC CL A	2,580 Shares	410,945.55	926,323.20
	NATIONAL INSTRUMENT CORP	17,800 Shares	730,646.71	782,132.00
	NATIONAL VISION HLDGS INC	16,292 Shares	421,068.53	737,864.68
	NEW FORTRESS ENERGY INC	11,567 Shares	587,734.70	619,875.53
	NICE LTD SPON ADR	5,813 Shares	657,588.03	1,648,218.02
	NOVANTA INC	4,680 Shares	290,185.42	553,269.60
	PENUMBRA INC	6,101 Shares	903,784.87	1,067,675.00
	PROOFPOINT INC	4,930 Shares	617,382.87	672,501.30
	PURE STORAGE INC CL A	62,655 Shares	1,219,697.21	1,416,629.55
	SOLAREDGE TECH INC	3,933 Shares	430,677.67	1,255,098.96
	STAR PEAK ENERGY TRANSITI	20,185 Shares	369,367.20	412,985.10
	TELEDYNE TECH INC	2,156 Shares	448,880.83	845,108.88
	TELEFLEX INC	2,290 Shares	616,355.40	942,495.30
	10X GENOMICS INC	6,344 Shares	990,537.91	898,310.40
	TERMINIX GLOBAL HLDGS INC	13,660 Shares	618,121.63	696,796.60
	TREX CO INC	15,464 Shares	567,914.81	1,294,646.08
	TWIST BIOSCIENCE CORP	3,033 Shares	336,168.60	428,532.57
	ULTA BEAUTY INC	1,760 Shares	356,683.48	505,401.60
	VARONIS SYS INC	5,650 Shares	446,890.45	924,396.50
	VERACYTE INC	23,336 Shares	630,253.84	1,142,063.84
	VIRTU FIN INC- CL A	29,245 Shares	596,965.85	736,096.65
	WESTERN ALLIANCE BANCORP	9,390 Shares	554,816.68	562,930.50
	ZENDESK INC	5,270 Shares	649,745.00	754,242.40
	ZYNGA INC	97,380 Shares	622,167.29	961,140.60
	CRISPR THERAPEUTICS AG	2,270 Shares	140,937.88	347,559.70
	HORIZON THERAPEUTICS PLC	19,024 Shares	595,316.49	1,391,605.60
	TRILLIUM THERAPEUTICS INC	17,588 Shares	254,474.31	258,719.48
	BIOHAVEN PHARMACEUTICAL H	11,322 Shares	740,185.79	970,408.62
	AMBARELLA INC	10,104 Shares	659,588.57	927,749.28
	NORWEGIAN CRUISE LINE HLD	29,696 Shares	686,685.21	755,169.28
	ASGN INC	7,811 Shares	647,072.72	652,452.83
	ALLEGIANT TRAVEL CO	3,575 Shares	494,036.49	676,533.00
	ALLY FIN INC	20,780 Shares	478,613.07	741,014.80
	ALPHATEC HLDGS INC	33,189 Shares	354,875.93	481,904.28
	ALTRA INDU MOTION CORP	11,962 Shares	487,113.17	663,053.66
	AMEDISYS INC	944 Shares	135,183.23	276,903.52
	ANAPLAN INC	14,692 Shares	937,809.25	1,055,620.20
	ARROWHEAD PHARMACEUTICALS	5,560 Shares	266,909.87	426,618.80
	AVALARA INC	1,723 Shares	295,832.38	284,105.47
	AXONICS MODULATION TECH I	12,208 Shares	582,046.26	609,423.36
	BLUEPRINT MEDICINES CORP	2,092 Shares	206,878.61	234,617.80
	BOSTON BEER COMPANY CL A	238 Shares	98,937.82	236,641.02
	CAESARS ENTERTAINMENT INC	11,723 Shares	606,429.49	870,667.21
	CARDLYTICS INC	3,156 Shares	320,381.73	450,582.12
	CHART INDU INC	6,384 Shares	566,608.11	751,971.36
	CHEESECAKE FACTORY INC	9,401 Shares	355,163.58	348,401.06
	CREE INC	6,698 Shares	406,392.51	709,318.20
	DECKERS OUTDOOR CORP	3,115 Shares	681,312.73	893,319.70
	DENALI THERAPEUTICS INC	3,399 Shares	217,291.27	284,700.24
	ELF BEAUTY INC	36,938 Shares	722,055.08	930,468.22
	ENPHASE ENERGY INC	3,822 Shares	225,538.62	670,646.34
	EXACT SCIENCES CORP	4,795 Shares	640,771.97	635,289.55
	FATE THERAPEUTICS INC	7,732 Shares	249,355.91	703,070.76
	FIRST SOLAR INC	4,635 Shares	332,299.72	458,494.20
	FIVE BELOW INC	2,604 Shares	348,486.77	455,647.92
	FIVE9 INC	2,817 Shares	126,234.59	491,284.80
	FLOOR & DECOR HLDGS INC	12,432 Shares	646,511.60	1,154,311.20
	HAIN CELESTIAL GROUP INC	25,044 Shares	935,321.69	1,005,516.60
	INPHI CORP	2,423 Shares	194,661.19	388,818.81

6

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2020

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	INSPIRE MEDICAL SYS INC	5,484 Shares	325,318.29	1,031,485.56
	INSULET CORP	4,151 Shares	660,114.18	1,061,120.13
	LHC GROUP INC	1,057 Shares	141,695.25	225,479.24
	LEMONADE INC	3,049 Shares	223,814.28	373,502.50
	LITTELFUSE INC	4,338 Shares	745,725.54	1,104,715.08
	MACOM TECH SOLUTIONS HLDG	17,198 Shares	576,993.59	946,577.92
	MASONITE WORLDWIDE HLDGS	3,258 Shares	170,750.22	320,391.72
	MAXLINEAR INC	11,770 Shares	297,730.23	449,496.30
	Mirati Therapeutics Inc	1,370 Shares	133,255.75	300,906.80
	MONGODB INC CL A	2,147 Shares	571,505.99	770,858.88
	NANOSTRING TECH INC	3,421 Shares	103,075.52	228,796.48
	NATERA INC	11,588 Shares	409,922.13	1,153,237.76
	NATIONAL VISION HLDGS INC	13,907 Shares	399,702.21	629,848.03
	NUANCE COMM INC	35,651 Shares	710,877.33	1,571,852.59
	ONEMAIN HLDGS INC	17,224 Shares	545,960.25	829,507.84
	PENN NATIONAL GAMING	5,418 Shares	384,716.99	467,952.66
	PERFORMANCE FOOD GROUP CO	10,946 Shares	406,733.88	521,139.06
	PINNACLE FINL PARTNERS IN	8,252 Shares	446,119.22	531,428.80
	PLUG POWER INC	16,704 Shares	188,347.38	566,432.64
	Q2 HLDGS INC	5,136 Shares	314,745.55	649,858.08
	REPLIGEN	2,357 Shares	351,652.34	451,671.91
	RINGCENTRAL INC CL A	2,182 Shares	546,131.94	826,912.54
	SVB FINL GROUP	4,892 Shares	1,146,015.03	1,897,264.36
	SERES THERAPEUTICS INC	6,324 Shares	202,904.91	154,938.00
	SHAKE SHACK INC - CLASS A	8,207 Shares	597,803.09	695,789.46
	SI-BONE INC	8,793 Shares	258,955.61	262,910.70
	SITEONE LANDSCAPE SUPPLY	1,429 Shares	169,984.10	226,682.27
	SONOS INC	16,163 Shares	343,367.87	378,052.57
	SUNNOVA ENERGY INTL INC	6,024 Shares	224,594.83	271,863.12
	TANDEM DIABETES CARE INC	6,643 Shares	305,575.41	635,602.24
	TAPESTRY INC	11,110 Shares	315,307.38	345,298.80
	TERADYNE INC	4,769 Shares	316,587.55	571,755.41
	TIMKEN CO	7,593 Shares	423,817.88	587,394.48
	TRADEWEB MARKETS INC A	7,319 Shares	409,553.58	457,071.55
	TREX CO INC	8,484 Shares	398,601.08	710,280.48
	ULTA BEAUTY INC	2,457 Shares	679,491.30	705,552.12
	ULTRAGENYX PHARMA INC	2,368 Shares	211,045.71	327,802.24
	VISTEON CORP	8,861 Shares	491,479.36	1,112,232.72
	YETI HLDGS INC	5,518 Shares	170,486.55	377,817.46
	ZENDESK INC	10,844 Shares	964,957.03	1,551,993.28
	ZILLOW GROUP INC	3,727 Shares	308,414.05	506,648.38
	ZSCALER INC	1,886 Shares	266,676.95	376,653.06

	Total Common Stocks		459,513,175.98	727,026,397.61

	Notes Receivable
* / **	Participants	Participant Loans	32,095,061.49	32,095,061.49

			$2,424,333,474.66	$3,034,228,674.54

*	Investment represents allowable transaction with a party-in-interest.
**	Interest rates vary from 4.00% to 10.50% on loans maturing through 2030.

7

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEREN CORPORATION SAVINGS INVESTMENT PLAN

AMEREN ADMINISTRATIVE COMMITTEE
(Administrator)

By:	/s/ Marla J. Langenhorst
Marla J. Langenhorst
Member of the Administrative Committee

October 27, 2023

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm